
ABSA

Group Secretariat

3rd Floor Absa Towers East
170 Main Street Johannesburg 2001
PO Box 7735 Johannesburg 2000
Tel 011 350 4000
Fax 011 350 4928
Swift Address: ABSA ZA JJ
http://www.absa.co.za

Groep Sekretariaat

3de Verdieping Absa Toringblok Oos
Mainstraat 170 Johannesburg 2001
Posbus 7735 Johannesburg 2000
Tel 011 350 4000
Faks 011 350 4928
Swift-Adres: ABSA ZA JJ
http://www.absa.co.za





05013353

13 December 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street NE, Mail Stop 3628
Washington DC 205 49-0302
USA

FAX: 09 1 202 772 9207

> **FILE REFERENCE NO.**
> **082-04569**

Dear Sir/Madam

ABSA GROUP LIMITED: SENS ANNOUNCEMENT: DIRECTORS' DEALINGS IN ABSA GROUP SHARES

Attached please find a copy of an announcement in respect of Directors' purchases of shares of Absa Group Limited as published on the Johannesburg Securities Exchange's News Service (SENS) on Tuesday, 13 December 2005.

Should you require any further information, please do not hesitate to contact us at the above address or telephone number.

Yours faithfully

W R SOMERVILLE
GROUP COMPANY SECRETARY

Authorised Financial Services Provider/Gemagtigde Finansiëledienssteverskaffer

ABSA Group Limited/Groep Beperk, Reg No 1986/003934/06

Directors/Direkteure: DC Cronjé (Chairman/Voorsitter) DC Brink (Deputy Chairman/Adjunk-voorsitter) *SF Booysen (Group Chief Executive/Groep Uitvoerende Hoof)
LN Angel DC Arnold DE Baloyi L Boyd *D Bruynseels (British/Brits) BP Connellan AS du Plessis G Griffin LN Jonker N Kheraj (British/Brits)
P du P Kruger LW Maasdorp DL Roberts (British/Brits) *JH Schindehütte TMG Sexwale FA Sonn PEI Swartz *LL von Zeuner (07/2005)

*Executive Directors/Uitvoerende Direkteure

Secretary/Sekretaris: WR Somerville

ABSA GROUP LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1986/003934/06)
("Absa")
JSE CODE: ASA
Issuer code: AMAGB
ISIN CODE: ZAE000067237

NOTICE OF DEALINGS IN SECURITIES IN TERMS OF PARAGRAPHS 3.63 TO 3.74 OF THE JSE LISTINGS REQUIREMENTS

In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited the following information is disclosed.

Name:	P E I Swartz
Designation:	Absa Group Limited non-executive director
Date of transaction:	12 December 2005
Number of shares purchased:	120 at 9810 cents per share and 1880 at 9870 cents per share
Class of securities:	Ordinary shares of 200 cents each
Value of transaction:	R197 328.00
Nature of Interest:	Indirect Beneficial

Clearance has been obtained in respect of this dealing in securities.

Johannesburg
13 December 2005

Lead Sponsor
Merrill Lynch South Africa (Pty) Limited
Co-Sponsor
ABSA Corporate and Merchant Bank